SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 FORM 10-SB/A-1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                              Learner's World, Inc.
                              ---------------------
                 (Name of Small Business Issuer in Its Charter)



            New York                                        11-3331350
            --------                                        ----------
   (State or Other Jurisdiction of                       (I.R.S. Employer
   Incorporation or Organization)                      Identification No.)



                     369 Avenue U, Brooklyn, New York 11223
                     --------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (718) 449-3194
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


    Securities to be registered under Section 12(b) of the Exchange Act: None

             Securities to be registered under Section 12(g) of the Exchange Act:

                    Title of Each Class to be so registered:

                        Common Stock ($0.0001 Par Value)

       Name of Each Exchange on Which Each Class is to be Registered: N/A

This form is being filed with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to regain the Company's quotation on the OTC Bulletin Board in compliance with National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.


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                               TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.           Description of Business .....................................1

Item 2.           Management's Discussion and Analysis or
                     Plan of Operation ........................................8

Item 3.           Description of Property ....................................14

Item 4.           Security Ownership of Certain Beneficial
                     Owners and Management ...................................14

Item 5.           Directors, Executive Officers, Promoters
                     and Control Persons .....................................15

Item 6.           Executive Compensation .....................................16

Item 7.           Certain Relationships and Related Transactions .............17

Item 8.           Description of Securities ..................................17


                                     PART II

Item 1.           Market for Common Equity and Related
                     Stockholder Matters......................................18

Item 2.           Legal Proceedings ..........................................19

Item 3.           Changes in and Disagreements with Accountants ..............19

Item 4.           Recent Sales of Unregistered Securities ....................19

Item 5.           Indemnification of Directors and Officers...................22


                                    PART F/S

Financial Statements .........................................................23


                                    PART III

Item 1.           Exhibits....................................................24

Signatures....................................................................25

Item 2.           Index to Exhibits ..........................................26

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

As used herein the term "Company" refers to Learner's World, Inc., a New York Corporation, and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was formed on June 28, 1996, with the intent to own and operate facilities for the care, education and recreation of children. In December 1996, the Company acquired three children's care and learning facilities from three affiliated corporations for a four year note of $775,000, bearing interest at the rate of 7% per annum. (See "Certain Relationships and Related Transactions"). The Company's facilities are at the following locations in the New York metropolitan area: (i) 369 Avenue U, Brooklyn, New York, established in May 1993; (ii) 1535 First Avenue, New York, New York, established in September 1994, the Company has since moved the location of this facility to 432 Lakeville, Lake Success, New York 11402; and (iii) 208-34 Cross Island Parkway, Bayside, New York, established in June 1994. The Company provides the following services for children and students: (1) day care and recreational services for children between the ages of two and one-half and ten, (2) academic tutorial services for students of all ages through high school, (3) instruction in computer skills and functions for students and adults, and (4) psychological diagnostic and remedial services for children, provided through licensed consulting professionals.

A.       Family Entertainment and Child Care Centers

Services

Each center the Company operates offers the following services to families in the New York City metropolitan area:

          o Play Center: The play centers feature a distinct play zone comprised of a series of state of the art "soft" play equipment providing physical challenges and mental stimulations.

          o Mini-Play Center: The mini-play center is a special toddler area with mini-play equipment and other games and activities designed for toddlers.

          o Birthday Center: Each center has private rooms available seven days a week (including certain holidays) for birthdays and other celebrations.

          o Snack Bar: A comfortable eating area and a convenient quick serve snack bar are located inside each center.

          o Play Center Arcade: This area of the centers provide arcade machines for children who wish to take a break from the physical exertion of the Play Center.

          o    Academic  Tutorial  Services:   Academic  tutorial  services  for
               students ranging from Kindergarten to 12th grade.

          o Child Care: The Company's facilities provide child care and recreational activities for two and one-half to ten year old children from 7:00 A.M. to 7:00 P.M. five days per week.

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          o    Computer Assisted Instruction:  Computer assisted instruction for students and adults at all levels.

          o    Diagnostic and Prescriptive Services: Diagnostic and prescriptive
               services  for  children   having   difficulties   in  the  school
               environment.

The Company's sources of revenue are tuition and fees, generally charged on an hourly basis for day care, tutoring and computer instruction. Charges for diagnostic and treatment services are also currently made on an hourly basis. Although the family entertainment centers which include locations in Manhattan, Brooklyn and Queens, are financially solvent the addition of child care, tutorial and computer instruction has enhanced revenue as these programs operate mostly during the hours when the play activities are at the minimal. All of these services are easily and logically merged. They are compatible in both theme and space utilization.

Competitive Conditions

The children's day care and educational business is highly competitive. Numerous children's day care centers and educational facilities compete with the Company for customers and qualified personnel, including teachers, instructors and care-givers. There are many child care and family entertainment facilities located throughout the city of New York. Many of the Company's competitors are smaller privately owned facilities that operate only a single location and are greatly dependent on the surrounding geographic area and do not directly compete with or effect the revenues of the Company. However, some of the Company's competitors are larger corporations that operate franchises throughout the city, many of these child care corporations have significant resources and directly compete with the Company for child care revenues. New children's day care centers and educational facilities will be established in the future by competitors and may compete with the Company for customers, employees and suppliers. These competitors may have greater financial and managerial resources than the Company. The Company also competes with other types of facilities for children and students, including traditional schools, vocational schools, standard day care and babysitting services, children's recreational centers such as The Discovery Zone, and other educational and recreational opportunities for children.

Method of Competition

The Company will attempt to gain a competitive advantage over its competitors in the child care industry by diversifying the products that it offers and therefore better utilizing its resources for a greater profit potential. The addition of child care, and academic programs into currently functioning family entertainment centers has resulted in centers that are functionally and financially productive from the opening hour of 7:00 A.M. to the close of operations of 7:00 PM.

Suppliers

The Company receives supplies from a variety of distributors. The few single vendors that the Company uses for items such as teaching materials and curriculum, paper and school supplies, food, and other items necessary for a fully operational day care facility are easily replaced if needed and would not have a material effect upon the revenues of the Company should the Company need to change principal suppliers.

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Dependance On One or Few Customers

The primary customers for the Company are individual family households and no single customer makes up more than a small percent of the total revenues. The Company does not expect that this will change in the future.

Government Regulation

The Company and its facilities are subject to extensive government regulation at the federal, state and local level. The Company must comply with government regulations regarding employment, wages, safety, child care, teacher certification, staff credentials, access for handicapped and disabled persons and other laws, rules, regulations and ordinances. The Company must follow the State of New York child care regulations and hold current licences for each facility in order to conduct a child care business. The Company has held licences since 1996 and is currently in good standing with the State of New York having renewed its licenses in April of 1999. These licenses are renewed automatically every two years upon application. The next renewal will occur in April of 2001. Although the Company does not foresee any change in the state or federal regulation of child care, if changes should occur the Company believes that it can adapt to such new regulations and that those changes would not have any significant effect on revenues or current operations of the Company. However, no assurance can be made that compliance or failure to comply with future regulation will not have a materially adverse effect on the business, operating results or financial condition of the Company.

Test Preparation Internet Website

The Company has several products and plans for others which have been used to create a dynamic interactive online test preparation and vocational training website. The Company's new website became fully operational in January of 2000 and is located on the Internet at www.learnersworld.com. Through this website the Company plans to offer to the public a location on the Internet where the customers can prepare for tests such as the SAT and other educational exams including but not limited to medical, law, and business. The site will be designed to help customers prepare for vocational tests, such as civil service, post office, park ranger, police or firefighter. The Company also hopes to be able in the future to offer courses in other professions such as insurance agent, stock broker, or real estate agent. The Company intends to bring this content to the Internet and pair it with existing and emerging software to create an exciting interactive online learning environment.

Products

The Company will supply online computer based training to be used to prepare for vocational and educational placement testing. All test preparation courses will be interactive with live chat rooms and instructor availability. Each course includes simulated test environment for time and content as well as a specific section on test taking techniques for the particular exam. By offering it's services online, the Company will attempt to address a perceived need for alternative modes of training that are both flexible and convenient. Unlike the current educational offerings now available on the Internet, which are mostly university or government based or highly technical in content, the Company intends to offer training which will assist people to obtain necessary knowledge or certification to prepare for exams and to train for new skills. The exams/training which the Company intends to offer will help the customer to obtain such benefits as gaining employment or advancing in their current careers and advancing their educational goals.

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The Company plans to provide test preparation courses in the following areas:

         o        Civil Service

         o        SAT
         o        CLEP


The Company is also developing additional test preparation areas which may include:

         o        Postal Service
         o        Security Guard Training
         o        High School Diploma Program

         o        AMA Qualifying Exams For Foreign Doctors:
         o        Hospitality (hotel/motel) Management
         o Medical And Related, Such As Home Health Attendants, EKG, Nurses Aid, Etc. ESL (English as a second language)

Distribution

Distribution for the test preparation courses will be through the Company's website, www.learnersworld.com.

Target Market

The Company's target market is growing as factors including downsizing, welfare to workfare programs, the need for more skilled and better trained workers and a competitive workplace puts an emphasis on lifetime learning and successful test taking. Also, corporations are looking for cost efficient methods to train their employees around the country and the world.

Many persons are looking for ways to increase their academic credentials and improve their work environment by seeking to obtain higher education and obtain more responsible positions. Many of these activities start with the need to take an exam of some kind. This is an area in which the Company can help them to become prepared. These potential customers need to fit education into their busy lifestyles. The Company intends to combine current technology with well designed test preparation and training materials for academic, vocational, professional and health care learning as well as custom designed courses for corporate training.

According to the Company's research, the Company's target customers are showing a growing interest in the Company's proposed educational format, categorized as distance learning. The increased level of advertising by degree granting colleges and universities is making more and more people aware of the benefits and legitimacy of distance learning via the Internet. Internet World magazine gives examples of "The Internet Education" which included online degree programs offered by traditional institutions such as Penn State and Indiana University, as well as nontraditional entities such as University Online and the Global Network Academy. Businesses see profits in the estimated $670 billion the United States spends on education each year (growing about 3% a year) and the 67 million students in the United States alone.

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Family  PC  Magazine  estimates  that 1 million  students  are  taking  distance learning classes via the Internet. The International Data Corporation estimates that the number of college students enrolled in online courses will reach 2.2 million by the year 2002. The Company believes the private/public sector growth of test preparation and training will be following close behind. Corporate America is also showing a growing interest in distance education. Faced with retraining an estimated 50 million American workers, corporations are using distance learning in all aspects of training, both internally and externally. Many major corporations like IBM save millions of dollars each year using distance education to train employees more effectively and efficiently than traditional methods. Budgeted spending on formal training by U.S. organizations with 100 or more employers topped $60 billion in 1998 and is estimated to grow to $62.5 billion in 1999. That is a 29 percent increase since 1993,without accounting for mild inflation. As always, salaries paid to internal training staff make up the bulk of the budget. This salary total is up 2.4 percent over the previous year and is now in excess of $43 billion. The fastest growing segment, however, is outside expenditures and the $15 billion spent on the commercial training market is a significant increase from 1998 (Training Industry Magazine 1999). If we add to this the estimated amount spent by companies with under 100 employees and the amount otherwise spent for test preparation of all kinds, the Company estimates the total market may exceed $85 billion. The Company hopes to capture a small portion of this market. The Company's research shows, that there may be a need for proposed training and testing services. Annually, there are 100,000 people applying to take the sanitation workers exam, 49,000 New Yorkers requesting mail handler's exams, and 60,000 applying for applications for police and fire exams. This demonstrates a potential need for vocational test preparation. Falling SAT scores and less than satisfactory math and science scores among school students provide a great potential for the Company's products.

Pricing Policy

The Company's pricing policy should make it's site an enticing alternative to traditional methods of learning (i.e. classroom and home study) while still providing appropriate profit margins. Approximately 60% - 70% of the Company's offerings will be priced between $49.95 and $69.95, an average of approximately $60.

The remainder of the Company's tests, mostly in the professional and health care series, will range in price from $99.95 to $199.95. Corporate projects requiring custom developed content will be priced from the mid five figures to the low six figures, with additional ongoing fees for web hosting and maintenance.

Business Strategy

The Company's strategy is to offer an extensive array of test preparation and training courses covering needs in academics, health care, vocations and professions in a dynamic and enjoyable fashion. A separate segment of the Company's web site will deal with custom designed training and test preparation courses for private industry, government agencies and unions. The Company will attempt to create brand recognition by implementing an aggressive advertising campaign emphasizing the Company's benefits, including quality content, a learner community, support services, and a high level of interaction.

Competitive Conditions

There are currently several significantly larger companies that will compete with the Company in the test preparation and training market. The companies include, but may not be limited to Kaplan, Princeton Review, and Sylvan Learning Centers. These companies are well established and have significantly greater resources and currently established websites. Additionally, the web site developed by the "Educational

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Testing Services" (ETS) has a fairly sophisticated model for online test taking.
However, it only does the test taking online, not the training for the tests. ETS is the largest administrator and developer of tests in the country and is the organization responsible for development, distribution and grading of tests including, SAT, GMAT, GRE and most other college entrance exams as well as other exams for the government. The Company's ability to compete with these companies will greatly depend on its ability to establish a unique and appealing product, its ability to increase the public awareness of its product and bring individuals to its website.

The Company believes it can compete to some degree with these bigger companies because, to the knowledge of the Company, the competition has yet to offer the unique mixture of content and format offered by the Company. Universities and colleges use the Internet for distance learning courses, but they do not provide test preparation and career development content. Companies offering test preparation continue to do so in the traditional format. They are just beginning to formulate distance learning strategies. None of them offer vocational test preparation. This gives the Company a unique opportunity to help define standards and to possibly become a market leader.

Method of Competition

The Company will attempt to give its customers access to computer based training over the Internet at a more reasonable cost and create content driven, interactive educational training sites. The Company will also attempt to gain an advantage over its competition by utilizing the computer and online technology. The Company believes that because its content and products will be based solely online it will be able to more efficiently change and adapt to current market conditions. Utilizing this approach, the Company hopes to gain an advantage over the competitors by offering products as quickly as possible in an online environment. Emphasis will be placed by the Company on increasing its exposure to the public through advertising both through the Internet and traditional media outlets, such as print and broadcast media. Through this strategy the Company believes that it can establish itself in the test preparation market.

The Company's intention is to use the computer to provide individualized test preparation training and evaluation where a student signs onto the web site at anytime and needs only an available terminal to begin a session. Once the student signs on to the computer, the computer will determine if the student's account is up to date, where they left off in their last session and then proceed with the student from that point. The computer will address each student as an individual, or as far as the computer is concerned, a class of one person. Student interaction with the computer will be tracked and at the end of each session, depending on the students responses to questions, the computer will do an evaluation and recommend which parts of the course material should be reviewed by the student before going forward. If necessary, students will be reminded to make a payment before their next session, will be encouraged to provide referrals and will be notified of special events and/or calendar changes, etc.

Patent Protection

The Company is in the process, with Patent Counsel, of researching and preparing filings for patent protection for certain of its products, in order to protect what it believes is a unique combination of content and delivery system. The Application process is ongoing. However, no application for Patent protection has been filed as of the date of this filing.

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Income Streams

Once the Company's plans are fully developed, it is intended that the Company will have four distinct income streams. The users paying to take test preparation and training courses. Advertising sales, a business that could become significant because of the exceptional demographics of our potential user base which is expected to include high school and college students, blue collar workers, and professional and health care workers. Most of these people are expected to fall into the sixteen to forty year old age group.

The third income stream will be from the sale and development of certain Internet based training materials for corporations, government agencies and profit and non-profit institutions that might have a need for the Company's services in that area. Once developed, the Company would hope to generate ongoing fees by hosting the developed material on Company computers and charging the client monthly for the hosting services provided. Lastly, the Company expects to realize referral fees and royalties from Internet based retailers to whom we direct our user base.

Growth

In order to fund future growth of the company, the Company will need to raise additional capital. The Company is presently seeking to obtain additional funding through the sale of equity in the Company. Funds raised by the sale of equity will be used to fund capital improvements and to fund the continuation of research and development of course materials, some of which are very sophisticated, requiring audio and video highlights and skilled professionals for content. These courses will be sold for considerably more than base prices. The Company will also need to significantly increase its advertising to support the Company goal of growing the Company's business on the national and international level. This will allow the Company to take advantage of being one of the first into the market and to attempt to secure and hold a significant market share. Initial advertising will be print, radio, and possibly subways and billboards. The addition of an Informercial has been decided upon and, when budget allows, TV spots will be added.

The Company's future plans include acquiring additional web content through the purchase of existing schools and/or courses, appropriate acquisitions and the development of international markets as well as executing our marketing plan for national growth.

As one of the first into this marketplace, with a fully interactive, Internet based offering, consisting of live chat rooms and audio/video feeds to support our test preparation/training materials, the Company expects to be able to create a real user community. The Company will venture to develop a user base of people with common interests in an effort to secure a share of this multi billion-dollar market. In addition, the expected demographics of our users are expected to be an attraction to potential advertisers who may be willing to pay us to advertise on our web site.

Employees

As of October 31, 1999, the Company had 27 employees, 7 of whom were classified as full-time and 20 of whom were classified as part-time. Most of the Company's part-time employees are teachers in child care programs and Company-owned family centers. Two of the full-time employees work exclusively on the Company's website. None of the Company's employees are represented by a union and the Company

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considers its relationship with its employees to be good.

Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Prior to this form being filed there were no other disclosure forms filed regarding the Company's financial and management situation. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.learnersworld.com.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company plans to continue its expansion into the child care and adult education fields. This will be accomplished through the building of new locations, the acquisition of suitable locations and its venture onto the Internet with its Internet based educational, test preparation and vocational training web site.

A.       Results of Operations

Gross Income

Gross income for the year ended December 31, 1998 increased to $1,253,266 from $1,092,560 for the year ended December 31, 1997, an increase of 14.7%. The increase in gross income is primarily attributable to the acquisition of a new facility and the subsequent increase in enrollment.

Gross income for the three and nine months ended September 30, 1999 were $298,007 and $960,435 compared to $313,316 and $977,547 for the comparable periods in 1998, a decrease of 5% and 1.8%, respectively. The decrease in sales was primarily attributable to fluctuations in enrollments. These fluctuations are mainly seasonal with enrollments decreasing at the close of the school year for the summer, and increasing with the beginning of school in the fall.

The average number of students enrolled for the year ended December 31, 1998, was an estimated 269 compared to 25 students for the year ended December 31, 1997. The significant increase in students enrolled in 1998 was the result of an additional facility opening in 1998 and the fact that the Company only operated its schools for the last two quarters in 1997.

The Company charged an average tuition of $218 per student each quarter which generated a total of $233,684 in tuition for the year ended December 31, 1998 compared to an average tuition of $258 per student each quarter which generated a total of $13,187 in tuition for the year ended December 31, 1997.

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The  remaining  gross  income  generated  in  December  31,  1998 and 1997  were
$1,019,582 and $1,079,373, respectively. The most significant component of gross income for the years ended December 31, 1998 and 1997 was gross income generated from play areas. The Company generated a total of $936,714 in gross income relating to play areas for the year ended December 31, 1998 compared to $1,075,863 for the year ended December 31, 1997, a decrease of $139,149 or 12.9%. The decrease in gross income generated by the play areas was attributable to the Company's decision to focus its efforts on increasing student enrollments in 1998.

The remaining miscellaneous gross revenues relating to various fees for the year ended December 31, 1998 was $82,868 compared to $3,510 1997 for the year ended December 31, 1997. The increase in miscellaneous fees in 1998 was attributable to an increase in students enrolled in 1998.

The average number of students enrolled for the period ended September 30, 1999, was an estimated 274 compared to 259 students for the period ended September 30, 1998.

The Company charged an average tuition of $274 per student each quarter which generated a total of $225,588 in tuition for the period ended September 30, 1999, compared to an average tuition of $213 per student each quarter which generated a total of $165,916 in tuition for the period ended September 30, 1998.

The remaining gross income generated during the periods ending September 30, 1999 and 1998 were $734,846 and $811,631, respectively. The most significant component of gross income for the periods ended September 30, 1999 and 1998 was generated from play areas. The Company generated a total of $675,482 in gross income relating to play areas for the period ended September 30, 1999 compared to $733,078 for the period ended September 30, 1998, a decrease of $57,596 or 7.9%. The decrease in gross income generated by the play areas was attributable to the company focusing on recruiting additional students for the schools.

The remaining miscellaneous gross revenues relating to various fees for the year ended September 30, 1999 was $59,365 compared to $78,553 for the period ended September 30, 1998. The decrease in miscellaneous fees paid in 1999 was attributable to a decrease in extracurricular activities.

Losses

Net losses for the year ended December 31, 1998 decreased to $195,316 from $255,677 for the year ended December 31, 1997, a decrease of 23.6%. The decrease in losses was attributable primarily to an increase in gross income.

Net losses for the three and nine months ended September 30, 1999, were $50,937 and $334,737 compared to $49,240 and $147,719 for the same periods in 1998, increases of 3.4% and 126.6%, respectively. The increase in losses for the three months ended September 30, 1999, and the increase in losses for the nine month period ended September 30, 1999 over the same period in 1998 is primarily attributable to an increase in general and administrative expenses as a result of increases in expenses related to the development of the Company's online testing website and a decrease in cost of sales as a percentage of sales.

Due to continued expansion of the online testing website the Company expects to continue to incur losses at least through 1999 and there can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

Expenses

Selling, general and administrative expenses for the year ended December 31, 1998, increased to $552,977 from $403,969 for the year ended December 31, 1997, an increase of 37%. The increase in selling general and administrative expenses was the result of additional cost associated with an increase in gross income in 1998.

Selling, general and administrative expenses for the three and nine months ended September 30, 1999, increased to $197,995 and $577,515 compared to $139,977 and $433,086 for the same periods in 1998, increases of $58,018 and $144,429 or
41.4% and 33.3%, respectively. The increases in selling, general and administrative expenses was the result of an increase in expenses related to the development of the Company's online testing website. The Company estimates that general and administrative expenses attributable to the start up of its test preparation website consumed approximately 20-30% of all general and administrative expenses for periods presented. Development and maintenance of the website will be an ongoing expense. However, with the website having become operational in January of 2000, it is expected that there may be a decreased amount devoted to site development, but an increase in costs associated with site maintenance. At this time, the Company is unable to determine whether ongoing website maintenance costs will be greater or less than any corresponding savings in development costs. Because the website has just become operational in January of 2000, the Company is unable, with any degree of accuracy, to determine when, if ever, the Company will begin to recognize revenue from its test preparation products.

Depreciation and amortization expenses for the years ended December 31, 1998 and 1997 were $150,228 and $80,786, respectively.

Depreciation and amortization expenses for the nine months ended September 30, 1999 and September 30, 1998 were $117,099 and $112,672, respectively.

A.       Cost of Sales

The cost of sales for the year ended December 31, 1998 was $744,277 compared to $660,730 for the year ended December 31, 1997. The increase in the cost of sales were primarily attributable to an increase sales as result of an increase in tuition collected. Cost of sales as a percentage of sales for December 31, 1998 and 1997 respectively, were 59.4% and 60.5%. The following table provides a categorization of the expenses that are grouped in to cost of sales:

        Cost Of Goods Sold                       12/31/98              12/31/97
Purchases                                        $245,844             $230,481
Payroll Costs                                     496,194              364,002
Maintenance and Repairs                             2,239               35,112
Equipment Leasing                                       -               16,519
Outside Services                                        -               14,616
TOTAL:                                           $744,277             $660,730

The Company has no meaningful data which shows a correlation between cost of sales and fluctuations in sales because of the short period in which the Company has operated the schools. The Company currently has adequate staffing to maintain regulatory student-teacher ratios and the requirements of daily operations. At no time in 1998 or 1999 has overstaffing been an issue.

The cost of sales for the three and nine months ended September 30, 1999 were $132,286 and $599,758 compared to $184,822 and $578,708 for the same periods in 1998. The decrease in the cost of sales for the three months ended September 30, 1999 over the same period in 1998 was primarily attributable to a decrease in sales in 1999. The increase in cost of sales for the nine month period ended September 30, 1999 was attributable to increase labor costs. Cost of sales as a percentage of sales for the nine months ended September 30, 1999 and 1998 respectively, were 62.5% and 59.2%.

B.       Liquidity and Capital Resources

At December 31, 1998, the Company had current assets of $38,903 and total assets of $1,135,560 as compared to $19,997 and $1,138,415 for December 31, 1997. The
Company had a net working capital deficit of $205,313 at December 31, 1997 compared to a net working capital deficit of $165,927 at December 31, 1998.

At September 30, 1999, the Company had current assets of $39,176 and total assets of $1,113,235. The Company had a net working capital deficit of $82,304, an $83,623 improvement in net working capital over December 31, 1998.

Cash flow used in operations was $173,572 for the year ended December 31, 1998, and $192,109 for the year ended December 31, 1997.

Cash flow used in operations was $282,401 for the nine months ended September 30, 1999 as compared to cash flows used in operations of $131,853 for the comparable period in 1998.

Cash flow generated from financing activities was $230,007 for the year ended December 31, 1998 and $280,261 for the year ended December 31, 1997.

Cash flow generated from financing activities was $288,876 for the nine months ended September 30, 1999 and $146,736 for the comparable period in 1998. The Company's financing activities primarily consisted of private placements of its common stock.

The Company's cash flows fluctuate during the year due to the seasonal nature of the Company's business. Traditionally, enrollments are higher during the period of the year when schools ore in regular session (September-May) with lower enrollments during the summer months (June-August). The decline in enrollments during the summer is offset to some degree by the revenues from the Company's summer camps.

C.       Income Tax Expense (Benefit)

The Company has an income tax benefit resulting from net operating losses of $103,100. Depending on the future results of the operations of the company, this potential tax benefit may or may not be usable. This benefit is not recognized in the financials because the amount of the benefit that may ultimately be recognized is uncertain.

D.       Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor through increased sales and improved operating efficiency.

E.       Capital Expenditures

The Company made no significant capital expenditures on property or equipment for nine months ended September 30, 1999 and made no significant capital expenditures on property or equipment for the years ended December 31, 1998 or 1997.

In order to fund future capital expenditures consistent with anticipated growth of the Company, the Company will need to raise additional capital. On a short term basis, the Company expects that funds from secured promissory notes received from the March 3, 1999 sale of stock by the Company will provide sufficient funds to meet short term capital expenditure needs. To meet long term needs for capital expenditures, the Company may need to raise additional capital. The Company is presently seeking to obtain additional funding through the sale of equity in the Company. Funds raised by the sale of equity could be used to fund capital improvements as well as for the continuation of research and development of the Company's course materials, some of which are very sophisticated, requiring audio and video highlights and skilled professionals for content. Other uses for such funds could be to increase its advertising to support the Company goal of growing the Company's business on the national and international level.[See " Recent Sales of Unregistered Securities" (P. 19 ), and "Growth" (P.7)].

F. Trends, Events, Uncertainties that may have a Material Effect on Liquidity

Risk of Lawsuits

Inherent in the business of education and caring for children in a commercial business is the risk of lawsuits for alleged injuries to the children. The Company has an insurance policy with liability limits of $3,000,000 aggregate limit which includes $1,000,000 in personal injury liability coverage to protect the Company from legal claims to the amount of the policy coverage for risks as specified in the policy of insurance. Although currently there are no pending lawsuits against the Company, there is no assurance that there will not be such lawsuits in the future and that the Company will not incur losses as the result of such lawsuits in excess of its insurance coverage. Lawsuits against the Company will tend to increase operating expenses and lower the potential for profitability, as well as cause possible harm to the Company's reputation.

G. Trends, Events, Uncertainties that may have a Material Effect on Net Revenue or Income

Year 2000

Many current installed computer systems and software may be coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded or replaced. Because of the nature of the business of the Company's Internet Division there is uncertainty about the overall effect of the Year 2000 on the Internet and therefore the Company's Internet operations. If other third parties that the Company uses or the overall

Internet should experience significant problems from Year 2000 related issues, it could significantly affect the operation and ability of the Company to perform business over the Internet and therefore could adversely affect revenues of it's online test preparation division. The Company has taken steps to insure that all of the internal computer systems are compliant. The Company has to date replaced its computers with new Year 2000 compliant machines. The Company has not incurred material costs to date in the process, and does not believe that the cost of additional actions will have a material effect on its operating results or financial condition. However, the Company's current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. In addition, the Company utilizes third-party equipment, software and content, including non-information technology systems, such as security systems, building equipment and systems with embedded micro-controllers that may not be Year 2000 compliant.

Failure of third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy problems, which could have a material adverse effect on its business, operating results and financial condition. If any problems arise from third parties or from the Internet in general related to the Year 2000 issues, the ability of the Company's Internet division to respond is limited, due to its nature as an Internet Company. The Company's Internet division does not have significant third party suppliers that it depends on with the exception of the third party that hosts the Company's website. The Company has received assurances from this supplier that all equipment use to host the Company's site is Year 2000 Compliant.

Additionally, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's online site may not be Year 2000 compliant. Computers used by customers to access the Company's online site may not be Year 2000 compliant, delaying customer's product purchases. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business, which includes limiting or precluding customer purchases.

As of March 22, 2000 the Company has not had or become aware of any significant problems associated with Year 2000 issues.

Labor Related Risks

The Company depends extensively on the availability, quality and reliability of teachers, instructors, tutors and care-givers which it utilizes to provide children's educational and day care services. There is no assurance that the Company will have an adequate supply of qualified personnel at acceptable cost to operate a profitable business. The Company is subject to all of the risks inherent in a business that utilized skilled labor, including but not limited to strikes, disadvantageous collective bargaining agreements, labor showdowns, unavailability of qualified employees, worker's compensation claims, increases in worker's compensation and other insurance premiums (or unavailability of such insurance), wage disputes, discrimination claims, wrongful termination claims, the loss of qualified employees and inability to replace them, and related risks. At the current time, none of the Company's employees are unionized. The risks may also inhibit the Company's ability to expand or establish new facilities. If such labor issues should arise the Company will attempt to remedy the situation by using temporary employees and its current staff to temporarily cover shortages until additional qualified permanent employees can be found.

Uncertainties Regarding Market Acceptance of New Services

Although the Company's management will attempt to complete the market research necessary to determine whether there will be sufficient demand for its new Internet based services, it is possible that the Company will decide to offer a service that will be rejected by its target customers. The inability to amortize development marketing and sales support costs could adversely affect the financial condition and operating results of the Company. There remains uncertainty regarding the Internet as a viable distribution method of the Company's products. There is a risk that the customers of the Company will not use the Internet for their test training and would rather continue to use more traditional training methods.

Going Concern

The Company's auditors have expressed an opinion as to the Company's ability to continue as a going concern as a result of an accumulated deficit of $793,254 as of September 30, 1999. The Company's ability to continue as a going concern is subject to the ability of the Company to obtain a profit and /or obtaining the necessary funding from outside sources. Management's plan to address the Company's ability to continue as a going concern, includes: (1) obtaining additional funding from the sale of the Company's securities; (2) increasing sales; (3) obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

ITEM 3.           PROPERTY

In December 1996, the Company acquired three children's care and learning facilities from three affiliated corporations for a four year note of $775,000, bearing interest at the rate of 7% per annum, with monthly payments beginning on January 1, 1998. The Company's facilities are at the following locations in the New York metropolitan area: (i) 369 Avenue U, Brooklyn, New York, established in May 1993; (ii) 1535 First Avenue, New York, New York, established in September 1994, the Company has since moved the location of this facility to 432 Lakeville, Lake Success, New York 11402; and (iii) 208-34 Cross Island Parkway, Bayside, New York, established in June 1994.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                  MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of October 31, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.


Title of Class         Name and Address of Beneficial         Amount and Nature of          Percent
                                 Ownership                    Beneficial Ownership          of Class
      Common                  Salvatore Casaccio(1)                2,944,200                29.0%
   Stock, $.0001           President, Secretary, CEO,
     par value                      Director
                                 64 Burton Ave.
                         Staten Island, New York 10309

      Common              Agrippino Casaccio, Director             2,944,200                29.0%
   Stock, $.0001             2040 East 26th Street
     par value              Brooklyn, New York 11229

      Common                Carmine Notaro, Director                 110,790                 1.1%
   Stock, $.0001                 34 Garner Lane
     par value              Bayshore, New York 11772

      Common                 Kevin Gersh, Director                    72,718                 0.7%
   Stock, $.0001              178 West 19th Street
     par value            Huntington Station, NY 11746

      Common             Dominick J. Morreale, Director               58,093                 0.6%
   Stock, $.0001               RFD 59A Smith Lane
     par value             St. James, New York 11780

      Common               All Executive Officers and              6,130,001                60.5%
   Stock, $.0001              Directors as a Group
     par value                   (Five persons)


Changes in Control

There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.           DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

               Name                Age           Position

      Salvatore Casaccio           46            President, CEO, Secretary,
                                                 Significant Employee, Director
      Agrippino Casaccio           30            Director
      Carmine Notaro               49            Director
      Kevin Gersh                  32            Director
      Dominick J. Morreale         60            Director


Salvatore  Casaccio,  46, is President,  Chief Executive Officer,  Secretary and
Director  of  the  Company  and  has  held  these positions since 1996.   He has

--------

     (1) Salvatore Casaccio and Agrippino Casaccio are brothers.

managerial experience, including experience as the co-founder and current President of Mineo Foods in Brooklyn, New York. From 1988 to present Mr. Casaccio has owned and operated a J.C. Penney Catalog Store in Brooklyn, New York. From 1993 to 1996 Mr. Casaccio Served as Chairman of the Board and Chief Executive Officer for Childrobics, a New York based family entertainment company. Mr. Casaccio is a member of the Downtown Brooklyn Development Association and a past member of its Executive Committee. Agrippino Casaccio, a director of the Company, is Salvatore Casaccio's brother.

Agrippino Casaccio, 30, Director, has been a restauranteur in Brooklyn, New York since 1991. He is co- founder, co-owner and manager of Mineo Foods and has been a Director of the Company since 1996.

Carmine Notaro, 49, Director, holds Biology and Mathematics degrees from Dowling College and is a Licensed Real Estate Broker. In 1972, Mr. Notaro moved in to the commercial real estate field analyzing and acquiring income producing properties for A-1 Realty, working in this capacity until 1978 when he became the Assistant to the President of COR-ACE Realty. From 1984 to 1990, Mr. Notaro served in a variety of executive positions. He was President of D'Amro Realty Corporation, Secretary of Eagle Executive Development Corporation, and a Sponsor of Wading River Road Associations, acquisitions of Development of Sub-Divisions. Since 1991, he has served as President of both R.O.I. realty Group and R.G.C. Construction Group. Mr. Notaro has been a Director of the Company since 1996.

Kevin Gersh, 32, Director, from 1980 to present he is serving as Corporate Treasurer of West Hills Day Camp, having worked his way in to management from the entry level. Since 1996, Mr. Gersh has been a partner in the Long Island Brewing Company, a 120 seat American cuisine restaurant. In 1989, he co- founded KG Corporation, a corporate catering and event planning company and continues to act as President today. In 1995, Mr. Gersh founded a construction and real estate management company, EKG Corporation, and is currently serving as its President. From 1993 to present he has acted as the President and Owner of West Hills Child Care, Inc. and West Hills Montessori School, Inc. Mr. Gersh attended Florida State University and Western State College. He has been a Director of the Company since 1996.

Dominick J. Morreale, 60, Director, holds an Ed.D. in Administration from Nova University, a Masters in Education and a Bachelors in Psychology from Adelphi University. Dr. Morreale has spent his career as an educator which includes experience as an instructor at the elementary and college levels, as well as Principal and Supervisor of Special Education for pre-school through school-aged handicapped children. From 1985 until 1996, Dr. Morreale served as Assistant Superintendent for the South Huntington, New York School District. Beginning in 1995, he also served as the Deputy Superintendent of the district until his retirement in 1996. After his retirement, Dr. Morreale became Director of the South Huntington Diagnostic and Treatment Center and serves in this capacity concurrently along with his directorship of the Company which also began in 1996. Dr. Morreale has received numerous teaching awards and sits on several educational boards and committees.

ITEM 6.           EXECUTIVE COMPENSATION

A.       Compensation of Executives

The following table provides summary information for the years 1998, 1997 and 1996 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of president. There were no other employees to receive compensation in excess of $100,000 in those years.


                                              SUMMARY COMPENSATION TABLE

Annual Compensation                                                                   Long Term Compensation
                                                                               Awards             Payout
                                                                     Restricted     Securities

Name and                                            Other Annual       Stock        Underlying       LTIP        All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options        payout      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)
Salvatore         1998        -          -                 -             -               -           -                 -
Casaccio,         1997        -          -                 -             -               -           -                 -
CEO and           1996        -          -                 -             -               -           -                 -
Director
--------------- -------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------

B.       Compensation of Directors

Currently there is no plan to compensate Directors of the Company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1996, the Company acquired all of the outstanding shares of three children's care and learning corporations, Eastside Playarobics, Inc., Avenue U Playarobics, Inc. and Baybridge Playarobics, Inc. The shares of these corporations were acquired from two directors and majority shareholders of the Company, Salvatore Casaccio and Agrippino Casaccio, and a relative of the directors, Antonio Casaccio. The shares were acquired for a four year note of $775,000 bearing interest at a rate of 7% per annum, with monthly payments beginning on January 1, 1998. On October 26, 1999 a promissory note was signed to modify the terms of the note to state that the Company shall have no interest on the $775,000 through December 1999. On January 1, 2000 the note shall bear an interest of 7% per annum, with monthly interest only payments beginning on
February 1, 2000 and continuing through February 1, 2001. Beginning March 1, 2001 monthly payments of principal and interest in the amount of $11,918.18 shall be payable on the first of each month through December 31, 2007, at which time the entire unpaid balance shall be due.

On March 2, 1999, the Company issued the following 5 directors and officers of the Company common shares of stock at $0.02 per share in exchange for debt:

            Name               Number of Shares Issued      Amount of Debt Paid
-------------------------------------------------------   ----------------------
Dr. Dominick J. Morreale                   50,000                $  1,000
Salvatore Casaccio                      2,900,000                 $58,000
Carmine Notaro                            100,000                $  2,000
Kevin Gersh                                50,000                $  1,000
Agrippino Casaccio                      2,900,000                 $58,000

ITEM 8.           DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0001 par value per share. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefore. Holders of common stock are entitled to cast one vote for each share held at all stockholders meetings for all purposes, including the election of directors. The holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of the of a majority of the outstanding common stock. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after such distributions to preferred stockholders legally entitled to such distributions. Holders of common stock do not have any preemptive, subscription or redemption rights. The holders of the common stock are fully paid and nonassessable. The holders of the common stock do not have any registration rights with respect to the stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company was traded on the OTC BB under the symbol LWRD.OB. The Company is currently listed on the "pink sheets" under the symbol "LWRD" The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:


               Quarter           High              Low
               -------           ----              ---
1997           First             $ N/A             $ N/A
               Second            $ N/A             $ N/A
               Third             $ N/A             $ N/A
               Fourth            $ N/A             $ N/A

               Quarter           High              Low
               -------           ----              ---
1998           First(2)          $1.25             $1.00
               Second            $6.00             $1.06
               Third             $5.00             $0.25
               Fourth            $0.63             $0.25

--------

     (2) The Company's stock did not trade until January of 1998.

               Quarter           High              Low
               -------           ----              ---
1999           First             $0.28             $0.25
               Second(3)         $9.80             $4.50
               Third             $8.19             $1.88

Record Holders

As of October 31, 1999, there were approximately 21 shareholders of record holding a total of 9,646,250 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All shares are adjusted to reflect a 30 to 1 reverse split effected on March 1, 1999.

In July of 1997, the Company issued a total of 6,666 shares of its common stock at $15.00 per share to the following 19 investors for cash, pursuant to a Private Placement Memorandum dated March 31, 1997:


--------

     (3) Price reflects a 30 to 1 reverse split effected on March 1st, 1999.

       Investor                                         # of Shares Issued
--------------------------------------------           ------------------------
Joshua Ami                                                         267
Antonio Casaccio                                                 1,378
Janine Detore                                                      167
Bruce Feldman                                                      567
Edward Gersh                                                       400
JB Maintenance                                                     300
Angela Ratola                                                      100
Laura Ann Barba                                                    133
Robert Dillion                                                     333
Wayne Feldman                                                      200
Susan Loprieno                                                     222
Lodovice Morreals                                                  244
Donna Raiola                                                       133
Fred J. Ciccone                                                    100
Joseph DiStefano                                                   550
F-G Recycling                                                      500
Greenpoint Recycling                                               500
Frank Meresca                                                      550
Michelle Sessa                                                      22

The Company issued the 6,666 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. All investors where given the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the operation of child day care and family entertainment centers and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

In July of 1997, the Company issued 3,334 shares of its common stock to Sierra Lakes Associates, Inc. as compensations for consulting services rendered to the Company, pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was one offeree who was an officer of or a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On March 2, 1999, the Company issued the following 5 directors and officers of the Company a total of 6,000,000 common shares of stock at $0.02 per share in exchange for $120,000 in debt:

Name                              Number of Shares Issued    Amount of Debt Paid
--------------------------  ------------------------------  --------------------
Dr. Dominick J. Morreale               50,000                        $1,000
Salvatore Casaccio                  2,900,000                       $58,000
Carmine Notaro                        100,000                        $2,000
Kevin Gersh                            50,000                        $1,000
Agrippino Casaccio                  2,900,000                       $58,000


The stock was issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only five offerees who were officers of or consultants to the Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On March 3, 1999, the Company issued a total of 3,506,250 shares of its common stock at $0.25 per share to the following 8 entities:

           Investor                  # of Shares Issued           For
-----------------------------------  -------------------- ----------------------
East-West Trading Corp.                    493,750          Cash And Secured
                                                             Promissory Note

Sequoia International                      493,750          Cash And Secured
                                                             Promissory Note

Karston Electronics Ltd.                   493,750          Cash And Secured
                                                             Promissory Note

Leeward Consulting Group, LLC              493,750          Cash And Secured
                                                             Promissory Note

Lexington Sales Corporation Ltd.           493,750          Cash And Secured
                                                             Promissory Note

Oriental Investments Limited               493,750          Cash And Secured
                                                             Promissory Note

Premier Sales Corporation Limited          493,750          Cash And Secured
                                                              Promissory Note

The David Michael Irrevocable Trust,        50,000          Cash And Secured
     c/o Wendall Hall, Trustee                                Promissory Note

The Company issued the 3,506,250 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. All investors where given the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the operation of child day care and family entertainment centers and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

December of 1999 the Company issued 40,000 shares of common stock for services to Richard D. Surber, pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individual listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed
$500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 7, Section 721 through 726 of the New York Statues provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company shall indemnify to the fullest extent permitted by it bylaws, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                    PART F/S

The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for September 30, 1999 are attached hereto as F-1 through F-21.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Reports for Year ending December 31, 1998

Auditors' Report ............................................................F-1

Balance Sheet ...............................................................F-2

Statements of Operations ....................................................F-3

Statement of Stockholder's Equity ...........................................F-4

Statements of Cash Flows ....................................................F-5

Notes to Financial Statements ...............................................F-6


Unaudited Interim Financial Reports for the period ending September 30, 1999

Balance Sheet ..............................................................F-15

Statements of Operations ...................................................F-17

Statements of Cash Flows ...................................................F-18

Statements of Shareholder's Equity..........................................F-19

Notes to Interim Financial Statements ......................................F-20

                   [Letterhead of Sellers & Associates, P.C.]

INDEPENDENT AUDITOR'S REPORT



Learner's World, Inc.
and Subsidiaries

To The Stockholders

We have audited the accompanying consolidated balance sheets of Learner's World, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and accumulated equity (deficit), and consolidated statements of cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Learner's World, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

 /S/ Sellers & Associates, P.C.
September 23, 1999

Except Notes 3 and 10, dated October 26, 1999
Ogden, Utah

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                        AS OF DECEMBER 31, 1998 AND 1997


                                                                    1998             1997
                                                                 -----------      ------------
                             ASSETS

Current assets

     Cash                                                       $      2,195     $      13,287
     Receivables                                                      36,708             6,710
                                                                 -----------      ------------
         Total current assets                                         38,903            19,997
                                                                 -----------      ------------

Property and equipment, net of accumulated depreciation            1,041,526         1,062,049
                                                                 -----------      ------------

Other assets

     School licensing                                                  2,917                 -
     Security deposits                                                52,214            56,369
                                                                 -----------      ------------
         Total other assets                                     $     55,131     $      56,369
                                                                ============     =============
         Total assets                                           $  1,135,560     $   1,138,415
                                                                ============     =============
         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities

     Accounts and notes payable                                 $    114,458     $     187,920
     Taxes payable                                                    64,399            28,483
     Current portion of long term debt - non stockholders             25,973             8,907
                                                                 -----------      ------------
         Total current liabilities                                   204,830           225,310
                                                                 -----------      ------------

Long-term liabilities

     Term debt - long term portion - non stockholders                 36,599            36,572
     Due to stockholders                                           1,251,648         1,038,734
                                                                 -----------      ------------
         Total other liabilities                                   1,288,247         1,075,306
                                                                 -----------      ------------

         Total liabilities                                         1,493,077         1,300,616
                                                                 -----------      ------------

Stockholders' equity (deficit)
     Common stock, $.0001 par value
         20,000,000 shares authorized
         4,200,000 shares issued and outstanding                         420               420
     Paid in capital                                                 100,580           100,580
     Accumulated (deficit)                                         (458,517)         (263,201)
                                                                 -----------      ------------
         Total stockholders' equity (deficit)                      (357,517)         (162,201)
                                                                 -----------      ------------

         Total liabilities and stockholders' equity (deficit)   $  1,135,560     $   1,138,415
                                                                ============     =============

                 See Accompanying Notes to Financial Statements

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     YEARS ENDING DECEMBER 31, 1998 AND 1997

                                                         1998           1997
                                                       ---------      ---------

Income                                               $  1,253,266  $   1,092,560

Cost of sales                                             744,277        660,730
                                                        ---------   ------------

Gross profit                                              508,989        431,830

General and administration expenses                       552,977        403,969

Depreciation, amortization and interest expense           150,228         80,786
                                                        ---------   ------------

Income (loss) from continuing operations before
provision for income taxes
                                                        (194,216)      (252,925)

Provision for income taxes - current                        1,100          2,752
                                                        ---------   ------------

Net (loss)                                           $  (195,316)  $   (255,677)

Income (loss) per weighted-average share of
 commonstock outstanding
   Net (loss) per share                              $     (0.50)  $      (0.06)
                                                     ============  =============
Weighted-average number of common stock outstanding     4,200,000      4,125,000
                                                     ============  =============








                 See Accompanying Notes to Financial Statements

                              LEARNER'S WORLD, INC.
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                      YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                                 Common Stock           Accumulated                 Total
                                                                                         (Deficit)                  Equity
                                               Shares               Amount                                         (Deficit)
                                          -----------------     ---------------     -------------------      --------------------

Balance as of December 31, 1996                   4,000,000    $          1,000    $            (7,524)     $             (6,524)

Issuance of Stock                                   200,000             100,000                                           100,000

Net (loss) for the year ended
  December 31, 1997                                  -                   -                    (255,677)                 (255,677)
                                          -----------------     ---------------     -------------------      --------------------

Balance as of December 31, 1997                   4,200,000    $        101,000    $          (263,201)     $           (162,201)

Net (loss) for the year ended
  December 31, 1998                                  -                   -                    (195,316)                 (195,316)
                                          -----------------     ---------------     -------------------      --------------------
Balance as of December 31, 1998                   4,200,000    $        101,000    $          (458,517)     $           (357,517)
                                          =================    ================    ====================     =====================


                 See Accompanying Notes to Financial Statements

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     YEAR ENDING DECEMBER 31, 1998 AND 1997

                                                                                   1998                   1997
                                                                                -----------           ------------

Cash Flows From Operating Activities
     Net (loss)                                                                $  (195,316)          $   (255,677)
                                                                                -----------           ------------

Adjustments To Reconcile Net Loss To Net Cash
   Used In Operating Activities

      Depreciation                                                                   84,550                 71,910
      Amortization                                                                      583                      -
      Abandonment of property and equipment                                               -                179,645
      (Increase) in accounts and notes receivable                                  (29,998)                (6,710)
      Decrease in security deposit                                                    4,155                 24,036
      (Decrease) in accounts and notes payable                                     (73,462)              (153,796)
      Increase (decrease) in taxes payable                                           35,916               (51,517)
                                                                                -----------           ------------
                 Net Adjustment                                                      21,744                 63,568
                                                                                -----------           ------------
                 Net Cash (Used) In Operating Activities                          (173,572)              (192,109)
                                                                                -----------           ------------
Cash Flows From Investing Activities
      Purchase of equipment                                                        (64,027)               (84,774)
      Purchase of school licensing                                                  (3,500)                      -
                                                                                -----------           ------------
                 Net Cash (Used) By Investing Activities                           (67,527)               (84,774)
                                                                                -----------           ------------
Cash Flows From Financing Activities

      Increase in notes and loans payable - non stockholders                         17,093                 45,479
      Increase in notes and loans payable - stockholders                            212,914                134,782
      Proceeds from issuance of capital stock                                                              100,000
                                                                                -----------           ------------
                 Net Cash Provided By Financing Activities                          230,007                280,261
                                                                                -----------           ------------
Net (decrease) in cash                                                             (11,092)                  3,378

Cash - beginning                                                                     13,287                  9,903
                                                                                -----------           ------------

Cash - end                                                                     $      2,195          $      13,287
                                                                               ============          =============

Other information
       Interest paid in cash                                                   $     10,845          $       8,876
                                                                               ============          =============

                 See Accompanying Notes to Financial Statements

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 1 - Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial Statements include the accounts of Learner's World, Inc. and its wholly owned subsidiaries: Avenue U Playrobics, Inc., Baybridge Playrobics, Inc., and Eastside Playrobics, Inc. Eastside Playrobics, Inc. discontinued operations in 1997 and continues to exist as a legal entity with no activity. Intercompany activity has been eliminated in consolidation.

     The Company is authorized to issue up to 20,000,000 shares of common stock, $.0001 par value.

     The Company provides learning, daycare and entertainment facilities for children in New York City.

     Property and Equipment

     Property,  equipment,  and  leasehold  improvements  are  valued  at  cost.
     Depreciation is provided by use of the straight-line method over the shorter of estimated useful lives or lease terms of the assets. Fully depreciated assets are written off the year after they are fully depreciated or amortized.

     Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recorded. Repairs and maintenance expenditures that do not extend the useful lives are included in expense during the period they are incurred.

     Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Net Income (Loss) Per Share

     Basic net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding.

     Revenue Recognition

     Revenue is recognized from sales and services when they are performed.

     Income Taxes

     The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 1 - Summary of Significant Accounting Policies - Continued

     No income tax returns have been filed since June 30, 1995. The income tax year end was changed from June 30 to December 31, making a short tax year end from July 1, 1996 to December 31, 1996.

     Use of Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Impairment of Long-Lived Assets

     It is the Company's policy to periodically evaluate the economic recover ability of all of its long-lived assets. In accordance with that policy, when the Company determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the assets.

     Fair Value of Financial Instruments

     The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

     Cash and cash equivalents, receivables, accounts and notes payable, taxes payable and current portion term debt - non stockholders and stockholders:

          The carrying amounts approximate fair value because of the short maturity of these instruments.

     Other assets:

          The carrying amounts of school licensing and security deposits approximate fair value because the Company uses the school licensing to run a school at one location and it is amortized over the life of the school lease and the security deposits are refundable.

     Long-term liabilities:

          The carrying amounts of the Company's borrowings (See notes 3 & 4) under its debt due to non stockholders and stockholders approximate fair value because the interest rates are either fixed or vary based on floating rates identified by reference to market rates. The carrying amounts and fair values of long-term debt are approximated to be one and the same at December 31, 1998 and 1997.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 2 - Property and Equipment

     Property and equipment, at cost, are summarized December 31, as follows:

                                      1998       1997         Estimated Useful
                                                                   Lives
                                 ------------  ------------ --------------------
Machinery and equipment          $    716,640   $   689,937     3 - 7 years
Furniture and fixtures                 96,417        96,417       7 years
Leasehold improvements                416,103       378,779     3 - 18 years
                                 ------------  ------------ --------------------
                                    1,229,160     1,165,133
(Less) accumulated depreciation  (   187,634)  (   103,084)
                                 ------------  ------------
TOTAL:                           $  1,041,526  $  1,062,049
                                 ============  ============

     Machinery and Equipment is subdivided into the following: 3 year assets (computer equipment), 5 year assets (rug shampoo) and 7 year assets which includes all other equipment (indoor playground equipment, etc.).

     The following table breaks down leasehold improvements:

                   Facility                  Term/Useful Life       Amounts

--------------------------------------  ------------------------   ---------
*Lakeville Building: (Long Island, NY)        3 year lease         $ 33,493
                                         15 year estimated life

*Baybridge: (Queens, NY)                     18 year lease          239,591
                                         20 year estimated life

*Avenue U: (Brooklyn, NY)                    18 year lease          143,019
                                         20 year estimated life
                                                                   ---------
TOTAL:                                                             $416,103
                                                                   =========

     The above improvements are all building renovations on leased real estate. The useful life was determined by taking the life of the lease, which was shorter than the estimated useful life.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 3 - Due to Stockholders

     Three major stockholders have financed a significant portion of the Company's activities and operations. The promissory note for $775,000 referred to below, bears interest at 7% per annum, beginning January 1, 1998. All other amounts due to stockholders are not interest bearing obligations. All obligations are presented in the financial statements as long-term debt. Refer also to notes 5 and 10.

     At December 31, 1998 and 1997, the following amounts were owed to the three major stockholders:

                                                                                               1998               1997
                                                                                          --------------       ----------

         Note payable due to Salvatore Casaccio,
         Antonio Casaccio, and Agrippino Casaccio from the sale of their stock to the Company of Avenue U
         Playrobics, Inc., Baybridge Playrobics, Inc. and Eastside
         Playrobics, Inc. on December 17, 1996 for $775,000.
         The acquisition of the stock of the subsidiaries by the Company is accounted for by the purchase method of accounting. Secured by stock of the Corporations sold to the Company.

         Amounts due to the stockholders on this note are payable over four years. The monthly payment of principal plus interest began January 1, 1998 at $16,146 per month, plus interest. No payments have been made as of December 31,

         (1999)                                                                          $    775,000          $  775,000

         Accrued interest on the note payable of $775,000                                $     54,250               -

         The remaining balance due to stockholders are loans and
         advances as needed and are unsecured and bear no
         interest.                                                                        $   422,398          $  263,734
                                                                                          -----------           ---------
         Total                                                                             $1,251,648          $1,038,734

         (Less) Current portion due to Stockholders                                        (   -    )           (   -   )
                                                                                          -----------          ----------
            Total Long-term debt due to Stockholders                                       $1,251,648          $1,038,734
                                                                                           ==========          ==========

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 3 - Due to Stockholders - Continued

     Maturities of long-term debt due to stockholders for the five years after 1998 are:

                  December 31, 1999               $    670,392
                               2000                    193,752
                               2001                    193,752
                               2002                    193,752
                               2003                      -
                               2004 & After              -
                                                     ---------

                               Total                $1,251,648
                                                    ==========

Note 4 - Term Debt - Non Stockholders

     Term Debt consists of the following:

         Payable to a supplier, secured by selected equipment.
         Monthly payment of $1,275 for 60 months with 36
         months remaining at 15.4% interest rate                     $    36,572

         Payable to a private party, guaranteed by a major
         stockholder.  Monthly payment of $1,410 for 24
         months with 21 months remaining at 1.5% over
         prime interest rate.                                        $    26,000
                                                                     -----------

         Total Term Debt                                             $    62,572

         (Less) Current Portion - Non Stockholders                   (   25,974)
                                                                     -----------

         Total Long-Term Debt - Non Stockholders                     $    36,598
                                                                     ===========

     Maturities of long-term debt - non stockholders for the five years of 1998 are:

                               1999               $    25,973
                               2000                    22,502
                               2001                    14,097
                               2002                      -
                               2003                      -
                               2004 & After              -
                                                     --------

                       Total                      $    62,572
                                                  ===========

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 5 - Related Party Transactions

     As indicated in Note 3 - Notes Payable due to Stockholders, the Company's major stockholders sold the Company their interests in the subsidiaries of the Company. They also have financed a significant portion of the Company's activity and operations. Should these major stockholders withdraw their support to the Company, the Company would most likely not survive. Management indicates the major stockholders intend to continue their support of the Company.

Note 6 - Capital Stock

     Through a private offering memorandum dated March 31, 1997, the Company offered to sell 200,000 units at $.50 per unit. Each unit consists of one share of common stock, and five warrants to purchase five shares of common stock at a price of $.85 per share. The warrants expired December 31, 1998 without any warrants exercised. The units were offered pursuant to Rule 504 of Regulation D promulgated under Section 3 (b) of the Securities Act of 1933, as amended (the "Act").

     The offer and sale of the units has not been registered under the "Act". No units may be resold, assigned or otherwise transferred unless a registration statement under the "Act" is in effect, or the Company has received evidence satisfactory to it that such transfer does not involve a transaction requiring registration under the "Act" and is in compliance with the "Act."

Note 7 - Commitments and Contingencies

     As of December 31, 1998, the Company had entered into leases for its premises in Brooklyn and Queens, New York. The lease commitment on Brooklyn is for 10 years to March 25, 2003 with an option to lease 5 additional years at the Company's option. The lease commitment on Queens is for 20 years to May 31, 2014.

     Future minimum rental payments required under these leases for each of the next five years and in the aggregate, after 1998 are as follows:

                    Total             Brooklyn                   Queens
              ----------------------------------------------------------
     1999     $   244,056          $   119,166              $   124,890
     2000         255,012              125,127                  129,885
     2001         266,459              131,379                  135,080
     2002         278,384              137,946                  140,438
     2003         181,051               34,902                  146,149
2004-2014       1,953,347                 -                   1,953,347
              -----------          -----------              -----------
    Total     $ 3,178,309          $   548,520              $ 2,629,789
              ===========          ===========              ===========

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 8 - Income Taxes

                                                                                         1998                1997
                                                                                     -------------       ------------

         (Loss) before income taxes at December 31, 1998
         and 1997 consisted of:
         Total                                                                       $   (195,316)       $  (255,677)
                                                                                     =============       ============
         The provision for income taxes at December 31,
         1998 consisted of:
         Current income taxes
           Federal                                                                   $        -            $     -
           State                                                                             2,649              1,549
                                                                                     -------------       ------------
         Total                                                                       $       2,649       $      1,549
                                                                                     =============       ============

         The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to income
         (loss) before income taxes. The items causing this difference at December 31, 1998 are:

                                                                                        1998                 1997
                                                                                     -------------       ------------
         Federal income tax at U.S. lowest
           statutory rate                                                            $      53,700     $       39,400
         State income taxes, net of
           Federal benefit                                                                  15,600             10,000
         Change in valuation allowance                                                    (69,300)           (49,400)
                                                                                     -------------       ------------
         Total                                                                       $       -           $       -
                                                                                     =============       ============

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 are:

                                                                                         1998                 1997
                                                                                     -------------       ------------
         Deferred tax assets:
           Net operating loss carryforward                                           $     103,100       $     49,400
                                                                                     -------------       ------------
         Total gross deferred tax assets                                                   103,100             49,400
         (Less) valuation allowance                                                     ( 103,100)           (49,400)
                                                                                     -------------       ------------
         Net deferred tax assets                                                             -                  -
         Deferred tax liabilities:                                                           -                  -
                                                                                     -------------       ------------
         Total gross deferred tax liabilities                                                -                  -
                                                                                     -------------       ------------
         Net deferred tax                                                            $       -           $      -
                                                                                     =============       ============

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 8 - Income Taxes - Continued

         The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 are $103,100 and $49,400 respectively. The net change in the total valuation allowance for the year ended December 31, 1998 and 1997 was $19,900 and $48,000 respectively.

         During 1998, the Company made $1,203 in cash payments on income taxes.

         As of December 31, 1998, the Company has available for income tax purposes approximately $458,000 in net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards begin to expire in fiscal year 2012. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could eliminate, reduce or defer the utilization of these losses.

Note 9 - Financial Condition and Going Concern

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sustained substantial operating losses for 1997 and 1998.

         Also, Stockholders' equity (deficit) has worsened from $(162,201) at December 31, 1997 to $(357,517) at December 31, 1998. Management is seeking additional fundings through revenues, borrowings and stock issues. Refer to Note 10 - Subsequent Events (Unaudited) that discusses additional monies raised since December 31, 1998.

         Major stockholders have forborne any demand of cash payments due them from the Company. One of the major shareholders continues to advance the Company cash as needed and has indicated he will continue doing so, if needed, for at least through 1999.

         Since a major shareholder continues to loan the Company money as needed and plans to continue doing so through 1999 and also because management continues raising money by other avenues, including revenues, management is taking necessary steps to ensure the Company remains a going concern.

Note 10 - Subsequent Events (Unaudited)

         On February 25, 1999, the Company amended its articles of incorporation. The articles of incorporation, as amended, provide for 20,000,000 shares par $.0001 per share authorized whereas at December 31, 1998 it was 20,000,000 shares no par value authorized. In conjunction with this change, the articles of incorporation, as amended, made a 30 for 1 reverse stock split, effective March 1, 1999.

         As a result, the 4,200,000 shares issued and outstanding at December 31, 1998 is effectively changed to 140,000 shares issued and outstanding at March 1, 1999. The financial statements at December 31, 1998 do not reflect this subsequent event.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997

Note 10 - Subsequent Events (Unaudited) - Continued

         On March 2, 1999, the Company issued its officers and directors a total of 6,000,000 shares of common stock at $.02 per share in exchange for $120,000 in debt.

         On March 3, 1999, the Company issued new stock under a Rule 504 Regulation D offering. The issuance of 3,506,250 shares were issued for $876,563, of which over $400,000 has been received as of September 30, 1999.

         On October 26, 1999 the $775,000 promissory note due to stockholders was modified. All accrued and unpaid interest was waived and the payment terms were modified. Accrued interest totaling $98,812 was written off and added to paid in capital.








                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
                 Consolidated Unaudited Condensed Balance Sheets
                    For Nine Months Ending September 30, 1999

ASSETS

      Current Assets

            Cash                                                   $     2,468
            Receivables from schools                                    36,708
                                                                    ----------
      Total current assets                                              39,176
                                                                    ----------

      Property and equipment - net

            Machinery equipment                                        693,235
            Furniture fixtures                                          96,465
            Leasehold improvements                                     447,161
            Accumulated depreciation - M&E                           (101,226)
            Accumulated depreciation - furniture / fixtures           (31,018)
            Accumulated depreciation - LHI                            (85,689)
                                                                    ----------
      Total Property and Equipment                                   1,018,928
                                                                    ----------

      Other assets

            Security deposits                                           52,214
            School licensing                                             2,917
                                                                    ----------
      Total other assets                                                55,131
                                                                    ----------

TOTAL ASSETS                                                       $ 1,113,235
                                                                   ===========















       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
           Consolidated Unaudited Condensed Balance Sheets (continued)
                    For Nine Months Ending September 30, 1999

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities

     Accounts and notes payable                             $      33,587
     Taxes payable                                                 64,681
     Current portion of long-term debt non stock                   23,212
                                                               ----------
   Total current liabilities                                      121,480
                                                               ----------

   Long-term liabilities

            Notes payable - Imperial Business                      15,751
            Long-term debt to stockholders                      1,158,259
                                                            -------------
   Total long-term debt                                         1,174,010
                                                            -------------

   Total liabilities                                            1,295,490
                                                            -------------


   Minority interest

   Shareholders' equity

     Common stock $.0001 par value; 20,000,000 shares
     authorized; 9,646,250 shares issued and outstanding              965
     Additional paid-in capital                                 1,096,597
     Stock Subscriptions (receivable)                           (486,563)
     Accumulated deficit                                        (793,254)
                                                            -------------
   Total shareholders' equity (deficit)                         (182,255)

                                                            -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $   1,113,235
                                                            =============







       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
            Consolidated Unaudited Condensed Statements of Operations



                                                          Three Months Ended               Nine Months Ended
                                                             September 30,                    September 30,
                                                        1999           1998             1999              1998
                                                   ---------------------------------------------------------------


INCOME                                             $     298,007   $     313,316   $      960,435    $     977,547

COST OF SALES                                            132,286         184,822          599,758          578,708
                                                   -------------   -------------   --------------    -------------
GROSS PROFIT                                             165,721         128,494          360,677          398,839

GENERAL AND ADMINISTRATIVE
     EXPENSES                                            197,995         139,977          577,515          433,086

DEPRECIATION, AMORTIZATION AND
     INTEREST EXPENSES                                    18,463          37,557          117,099          112,672
                                                   -------------   -------------   --------------    -------------

INCOME (LOSS) FROM CONTINUING
     OPERATIONS BEFORE PROVISION FOR
     INCOME TAXES                                       (50,737)         49,040)        (333,937)        (146,919)

PROVISION FOR INCOME TAXES -
     CURRENT                                                 200             200              800              800
                                                   -------------   -------------   --------------    -------------
NET INCOME (LOSS)                                  $    (50,937)   $     49,240)   $    (334,737)    $   (147,719)
                                                   =============   =============   ==============    =============
INCOME (LOSS) PER WEIGHTED-
     AVERAGE SHARE OF COMMON STOCK
     OUTSTANDING

      Net income (loss) per share                  $      (0.01)   $     (0.35)    $      (0.05)     $      (1.06)
                                                   =============   =============   ==============    =============
      Weighted average number of common shares
           outstanding                                 9,646,250         140,000        6,430,833          140,000
                                                   =============   =============   ==============    =============



       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
            Consolidated Unaudited Condensed Statements of Cash Flows
               For Nine Months Ending September 30, 1999 and 1998

                                                                                            Nine Months Ended
                                                                                              September 30

                                                                                      1999                  1998
                                                                                --------------------------------------

CASH FLOWS FROM OPERATION

     ACTIVITIES

     Net income (Loss)                                                          $       (334,737)     $      (147,719)
                                                                                -----------------     ----------------
     Adjustments to reconcile net income (loss) to net cash provided:

          Depreciation                                                                     63,413                3,413
          Amortization                                                                       -                     433
          Abandonment of property and equipment                                              -                    -
          (Increase) in accounts and notes receivable                                        -                (20,930)
          Decrease in security deposit                                                       -                   4,155
          (Decrease) in accounts and notes payable                                        115,466             (25,201)
          Increase (decrease) in taxes payable                                                281              (6,004)
                                                                                -----------------     ----------------
     Net Adjustment                                                                        52,336               15,866
                                                                                -----------------     ----------------
NET CASH USED IN OPERATING
     ACTIVITIES                                                                 $       (282,401)            (131,853)
                                                                                -----------------     ----------------

CASH FLOWS FROM INVESTING
ACTIVITIES

     Purchase of equipment                                                                (6,202)             (21,460)
     Purchase of schooling licensing                                                        -                  (3,500)
                                                                                -----------------     ----------------
NET CASH FLOWS (USED) BY                                                        $         (6,202)     $       (24,960)
INVESTING ACTIVITIES                                                            -----------------     ----------------

CASH FLOWS FROM FINANCING
ACTIVITIES

     Decrease in notes and loans payable -
          non stockholders                                                               (23,610)              (6,586)
     Increase in notes and loans payable -
          stockholders                                                                   (77,514)              153,322
     Proceeds from issuance of capital stock - net of
           receivables                                                                    390,000                 -
                                                                                -----------------     ----------------
NET CASH PROVIDED BY FINANCING
ACTIVITIES                                                                      $         288,876     $        146,736
                                                                                -----------------     ----------------

NET INCREASE (DECREASE) IN CASH                                                               273             (10,077)

CASH AT BEGINNING OF PERIOD                                                                 2,195               13,287
                                                                                -----------------     ----------------

CASH AND CASH EQUIVALENTS AT END
OF PERIOD                                                                       $           2,468     $          3,210
                                                                                =================     ================
 OTHER INFORMATION
          Interest paid in cash                                                            40,688               48,948
                                                                                =================     ================

       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
       Consolidated Unaudited Condensed Statements of Shareholders' Equity
               For Nine Months Ending September 30, 1999 and 1998




                                             Common Stock                            Stock
                                             ------------           Paid-In       Subscription     Accumulated
                                        Shares        Amount        Capital       (receivable)      (Deficit)           Total
                                       ----------   ----------    -----------   ---------------   --------------    ----------------


Balance of December 31,1997             4,200,000   $      420    $   100,580   $        -        $     (263,201)   $      (162,201)
Adjustment for 1 for 30 reverse split  (4,060,000)        (406)           406            -                  -                  -

Net(Loss) for the year ended
     December 31, 1998                      -            -               -               -              (195,316)          (195,316)
                                       ----------   ----------    -----------   ---------------   --------------    ----------------

Balance as of December 31, 1998           140,000           14        100,986            -              (458,517)          (357,517)

Stock issued for debt                   6,000,000          600        119,400            -                 -                 120,000
Stock issued for cash                   3,456,250          346        863,716          (486,563)           -                 377,499
Stock issued for services                  50,000            5         12,495            -                                    12,500
Net (Loss) for nine months ended
     September 30, 1998                      -            -              -               -              (334,737)          (334,737)
                                       ----------   ----------    -----------   ---------------   --------------    ----------------
Balance as of September 30, 1999        9,646,250   $      965    $ 1,096,597          (486,563)  $     (793,254)   $      (182,255)
                                       ==========   ==========    ===========   ===============   ===============   ================



       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
              Consolidated Unaudited Condensed Financial Statements
                               September 30, 1999

NOTE 1 - BASIS OF PRESENTATION

The interim consolidated financial statements at September 30, 1998 and for the three and nine month periods ended September 30, 1998 are unaudited, but include all adjustments which the Company considers necessary for the fair presentation.

The accompanying unaudited financial statements are for the interim periods and do not include all disclosures normally provided in annual financial statements, and should be read in conjunction with the Company's Form 10-SB for the year ended December 31, 1998. The accompanying unaudited interim financial statements for the three and nine months ended September 30, 1999 are not necessarily indicative of the results which can be expected for the entire year.

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during th reporting period. Actual results could differ from those estimates.

NOTES 2 - COMMITMENTS AND CONTINGENCIES

The Company is exposed to various legal matters encountered in normal course of business. In the opinion of management, the resolution of these mater will not have a material adverse effect on the company's consolidated financial position or results of operations.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordances with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income
Taxes" ("SFAS 109"), which required an asset and liability approach to accounting for income taxes. Under SFAS 109, deferred tax assets or liabilities are computed on the difference between the financial statement and income tax bases and assets and liabilities ("temporary differences") using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Management has net operating loss carryforwards and may or may not be able to realize all the tax benefits from available net operation loss carryforwards and has, therefore, provided a valuation allowance of an equal amount. No income tax expense is reflected in the Statement of Operations for the nine months ended September 30, 1999.

NOTE 4 - COMMON STOCK

On February 25, 1999, the Company amended it articles of incorporation. The articles of incorporation, as amended, made a 30 for 1 reverse stock split, effective March 1, 1999. This 30 for 1 reverse stock split has been recognized in these financial statements retroactive to December 31, 1997 for comparative purposes.

In March 1999, the Company issued new stock under Rule 504 Regulation D offering. The issuance of 3,506,250 shares were issued for $876,562.50 of which $389,999 has been received as of September 30, 1999. The amount receivable of $486,563 is fully secured by marketable securities.

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
              Consolidated Unaudited Condensed Financial Statements
                               September 30, 1999

NOTE 4 - COMMON STOCK - CONTINUED

The marketable securities pledged as collateral for the notes receivable are being held in escrow to completion of this agreement by Kim Taylor, esq. 1003 South 1400 East, Salt Lake City, Utah 84105, Telephone (801) 582-7811. Please refer to Agreement item 7. (a).

The principal of the seven promissory notes each consist of $123,437.50, which is to be paid in full in 24 months from March 18, 1999. The Note shall bear interest of Eight Percent per annum to be paid annually over the term and/or any extension of the Note.

Each note is secured by way of 43,462 Shares of Oasis Hotel Resorts and Casino, Inc. at an average market price of $1.82.







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                                      F-21

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 26 of this Form 10-SB under "Item 2. Description of Exhibits."













                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 22nd day of March, 2000.



                                                /s/ Salvatore Casaccio
                                           ----------------------------------
                                           Name: Salvatore Casaccio
                                           Title: Chief Executive Officer







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ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit

No.    Page No.   Description

3(i)     27       Certificate of Incorporation of Learner's  World, Inc., a New
                  York corporation, dated June 27, 1996.

3(ii)    30       Certificate of Amendment of the Articles  of  Incorporation of
                  the Company filed on April 11, 1997 effecting the change of the authorized number of shares to 20,000,000, par value to $.0001 and effecting a 39,000-for-1 forward split of the issued shares.

3(iii)   32       Certificate of Amendment of the Articles of Incorporation  of
                  the Company filed on January 31, 1999 effecting a 1-for-30 reverse split of the issued shares.

3(iv)    34       By-laws of the Company.

Material Contracts

10(i)    44    Agreement of Sale dated December 17, 1996, between the Company and Baybridge Playrobics, Inc.

10(ii)   50    Promissory  Note  dated  October 26, 1999,  between the  Company and  Antonio  Casaccio,  Agrippino  Casaccio  and  Salvatore
               Casaccio, showing the terms of payment for the Agreement of Sale dated December 17, 1996.

10(iii)  53    Benefit Plan for the Company dated November 19, 1999.

10(iv)   58    Leases for building located at 369 Avenue U, Brooklyn, New  York
               11223.

10(v)    77    Leases for building located at 208-32 to 208-46  Bell Boulevard,
               Bayside, New York  11360.

27       95    Financial Data Schedule "CE"





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